

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

<u>Via E-mail</u>
Wayne Musselman
Director
Sand Technology Inc.
4115 Sherbrooke St. West, Suite 500
Westmount, Quebec, Canada, H3Z 1B1

      Re: Sand Technology Inc.
              Form 20-F/A for the fiscal year ended July 31, 2012
              Filed December 11, 2012
              File No. 000-14884

Dear Mr. Musselman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Stephen Krikorian

                              Stephen Krikorian
                              Accounting Branch Chief